Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX July 25, 2024

JUNE 2024 QUARTERLY REPORT

IperionX Limited (IperionX) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended June 30, 2024. Highlights during and subsequent to the end of the quarter included:

Virginia Titanium Manufacturing Campus

HAMR furnace commissioning activities to commence

◾
IperionX received regulatory verifications that allow commissioning activities for the HAMR furnace to commence, with the first full scale HAMR deoxidation production cycle expected to take place at the Titanium Production Facility in Virgina in August

◾	All major construction works relating to the Titanium Production Facility building, including power & electrical, ventilation, and safety systems, have been completed

◾	Remaining construction and ancillary equipment installation at the Titanium Production Facility is advancing on schedule to support the progressive scale-up of HAMR titanium production

IperionX customer and product development

IperionX and Aperam partnership to advance a circular titanium supply chain

◾
IperionX and Aperam, through its American entity ELG Utica Alloys, signed an agreement to apply IperionX’s fully circular and sustainable titanium supply chain solution to the consumer electronics sector

◾	IperionX will use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap from the consumer electronics sector to manufacture a range of high-performance titanium products

◾
IperionX will initially upcycle 1 metric ton of titanium scrap into high-grade titanium powder and then manufacture a range of titanium near-net shapes for specific parts, as well as plate, rod and wire products

IperionX and Vegas Fastener to co-produce titanium fasteners for U.S. Army

◾	IperionX and Vegas Fastener agreed to partner to develop and manufacture titanium alloy fasteners and precision components with IperionX’s advanced titanium products

◾
Vegas Fastener is a global leader in the development and manufacturing of high-performance fasteners and custom machined components, serving a diverse array of customers in the defense, marine, power generation, oil & gas, nuclear, chemical, and water infrastructure sectors

◾	IperionX and Vegas Fastener’s commercial focus is on developing and manufacturing titanium alloy fasteners and precision components for the U.S. Army Ground Vehicle Systems Center

IperionX partners with United Stars for U.S. titanium manufacturing

◾	IperionX partnered with United Stars for the potential supply of IperionX’s high-performance, low cost and sustainable titanium products

◾
United Stars’ companies are leading American suppliers of industrial components including stainless steel tubing, precision gears, shafts, and complex assemblies, as well as tooling and components for defense, aerospace and commercial applications

◾
The United Stars and IperionX partnership will focus on the defense and advanced technology sectors for vehicle drivetrains, robotic motors and wind turbines, that require lightweight, strong, compact and corrosion resistant performance

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX Titan Critical Minerals Project

Strategic & offtake partners - Multiple companies in advanced due diligence

◾	Continued significant commercial interest in Titan’s titanium, rare earth and zircon critical minerals

◾	A major Japanese conglomerate conducting due diligence to advance potential sales offtake and development financing

◾	IperionX’s patented low-carbon “Green RutileTM” mineral enrichment technology has been successfully proven at a bench scale, with pilot scale production design now underway for completion in 2024

IperionX corporate activities

Completion of A$50 million placement

◾	IperionX completed a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50 million (~US$33 million)

◾
Proceeds will be used to scale titanium manufacturing capacity at its Virginia campus, including new equipment at the Advanced Manufacturing Center, final design, and engineering studies to increase titanium production capacity to ~2,000 metric tons per annum at the Titanium Production Facility, and for general working capital and corporate purposes

Balance sheet

◾	Pro-forma cash of US$37.9 million, including June 30, 2024 cash of US$33.2 million plus ~US$4.7 million from the second tranche of the placement, received after quarter’s end

◾	IperionX received a further US$0.9 million from the US$12.7 million DPA Title III funding during the quarter to fund Phase I of the Virginia Titanium Production Facility

◾	A total of US$4.7 million in DPA Title III funding has been received to June 30, 2024, with US$8.0 million still available to be drawn upon

U.S. government funding

◾	IperionX continues to progress the US$11.5 million equipment finance application with EXIM Bank, advancing through major EXIM Transaction Review Committee stage gates

◾
The U.S. government indicated it will invest additional grant funds in re-shoring a secure domestic titanium supply chain (see Table 1). IperionX is well positioned to apply for these additional funds to scale titanium production and manufacturing capacity

◾	During the quarter, IperionX made new submissions for U.S. Government funding, with the outcome of the submissions likely to be determined in 2024

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

VIRGINIA TITANIUM MANUFACTURING CAMPUS

HAMR furnace commissioning activities to commence

IperionX received regulatory verifications that allow commissioning activities for the Hydrogen Assisted Metallothermic Reduction (“HAMR”) furnace to commence, with the first full scale HAMR deoxidation production cycle expected to take place at the Titanium Production Facility in Virgina in August.

All major construction works relating to the Titanium Production Facility building, including power & electrical, ventilation, and safety systems, have been completed, and as a result IperionX expects to receive its Certificate of Occupancy from local authorities in the coming weeks.

Representatives from the HAMR furnace manufacturer are onsite in Virginia commencing Site Acceptance Testing ahead of the first full scale HAMR production cycle, including final electrical, safety and controls testing, ahead of electrical energization. Remaining construction and ancillary equipment installation at the Titanium Production Facility is advancing on schedule to support the progressive scale-up of HAMR titanium production.

IperionX’s large-scale, advanced titanium furnace uses patented technologies, to produce sustainable, high-quality and high-strength titanium metal products at commercial scale. The HAMR furnace underpins significant competitive advantages such as lower operating temperatures, higher efficiencies, shorter production cycles, and high levels of product quality.

The significant demand for a low cost, sustainable and secure source of titanium is becoming increasingly apparent, with growth in titanium usage for applications such as consumer electronics and renewable energy not being met with a new supply of primary titanium outside of China.

The commissioning of IperionX’s Virginia Titanium Manufacturing Campus, including both the Titanium Production Facility and the Advanced Manufacturing Center, will be a pivotal step in addressing this demand, and will re-shore an end-to-end titanium supply chain in the U.S., capable of manufacturing high-performance and low-cost titanium products for advanced U.S. industries.

Figure 1: IperionX’s HAMR furnace deck, with site acceptance testing underway at the Titanium Production Facility

CUSTOMER AND PRODUCT DEVELOPMENT

IperionX and Aperam partnership to advance a circular titanium supply chain

IperionX and Aperam Recycling (Aperam), through its American entity ELG Utica Alloys (ELG), signed an agreement for an innovative titanium processing and product manufacturing program.  The partnership will demonstrate IperionX’s fully circular and sustainable titanium supply chain solution, turning titanium scrap into high-performance titanium products for the consumer electronics sector.

Under the partnership, IperionX will use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap generated from the consumer electronics sector to manufacture a range of high-performance titanium parts and products. IperionX will initially upcycle 1 metric ton of titanium scrap into high-grade titanium powder and then manufacture a range of titanium near-net shapes for specific parts, as well as plate, rod and wire products.

Aperam is focused on advancing the circular economy and is a global leader in stainless, electrical and specialty steel and recycling. ELG, part of Aperam Recycling, is a leading global specialist in sourcing and processing titanium, stainless steel and super alloys, processing over 1 million tons of metal annually.

Titanium manufacturing generates high volumes of titanium scrap metal, such as cuttings and turnings, that is often downcycled to the ferro-titanium market.  IperionX’s innovative ‘end-to-end’ titanium supply chain solution can utilize multiple sources of titanium feedstocks, including scrap titanium and U.S. titanium minerals, to re-shore domestic titanium production and manufacture lower cost and more sustainable high-performance titanium products.

IperionX and Vegas Fastener to co-produce titanium fasteners for U.S. Army

IperionX and Vegas Fastener Manufacturing, LLC (Vegas Fastener) agreed to partner to develop and manufacture titanium alloy fasteners and precision components with IperionX’s advanced titanium products.

Vegas Fastener, headquartered in Las Vegas, Nevada, is a global leader in the development and manufacturing of high-performance fasteners and custom machined components. Together with its allied company, PowerGen Components, Vegas Fastener serves a diverse array of customers in the defense, marine, power generation, oil & gas, nuclear, chemical, and water infrastructure sectors.  Vegas Fastener develops and manufactures precision high-performance fasteners using specialized alloys to meet demanding quality specifications.

Figure 2: High-performance fasteners manufactured by Vegas Fastener

IperionX and Vegas Fastener’s commercial focus is on developing and manufacturing titanium alloy fasteners and precision components for the U.S. Army Ground Vehicle Systems Center (GVSC), which is the United States Armed Forces' research and development facility for advanced technology in ground systems. GSVC’s research and development includes robotics, autonomy, survivability, power, mobility, intelligent systems, maneuver support and sustainment.

Additionally, the partners will design, engineer and produce titanium fasteners for critical sectors such as the aerospace, naval, oil & gas, power generation, pulp & paper and chemical sectors. These sectors demand fasteners that provide not only high strength-to-weight ratios, but also exceptional corrosion resistance for high-performance applications.

The global market for industrial fasteners, valued at ~US$95 billion in 2023, is projected to grow at nearly 5% annually from 2024 to 20301.  The U.S. is one of the largest fastener markets worldwide, with growth underpinned by strong demand for automation, aerospace, and other advanced industrial applications.  Growing demand for lightweight vehicles and aircraft is leading to a shift to custom high-performance, light-weight fastener products.

1 Grand View Research - Industrial Fasteners Market Size & Trends

IperionX partners with United Stars for U.S. titanium manufacturing

IperionX partnered with United Stars Holdings, Inc. (United Stars) for the potential supply of high-performance, low cost and sustainable titanium products. The partnership agreement includes terms that will underpin a definitive commercial supply agreement for IperionX’s titanium products.  United Stars expects to purchase up to 80 tpa of high-performance, low cost and sustainable titanium products over a 10-year supply term.

Figure 3: United Stars companies

United Stars is a Wisconsin based, family-owned and operated company that was founded in 1936.  United Stars’ companies are leading American suppliers of industrial components including, stainless steel tubing, precision gears, shafts, and complex assemblies, as well as tooling and components for defense, aerospace and commercial applications. Additionally, United Stars has exposure to fine finish precision grinding and the manufacturing of very large gears through Line craft Inc. and Triple A Inc.

United Stars has over 80 years of manufacturing history and serves leading OEMs and Tier 1 suppliers across the aerospace, automotive, defense, oil & gas, construction, mining, locomotive pharmaceutical and agriculture sectors.  Major customers include Boeing, BAE Systems, Lockheed Martin, General Electric, Lucid Motors, General Motors, Toyota, Caterpillar, BorgWarner, Oshkosh and John Deere.

United Stars and IperionX’s partnership will focus on the defense and advanced technology sectors with products for vehicle drivetrains, robotic motors and wind turbines, that require lightweight, strong, compact and corrosion resistant performance.

TITAN CRITICAL MINERALS PROJECT

Strategic & offtake partners - multiple companies in advanced due diligence

IperionX continues to receive significant interest in the Titan Project’s titanium, rare earth and zircon critical minerals, particularly in light of Sierra Rutile’s (ASX: SRX) suspension of operations and potential sale to an entity with noted connections to Russian supply chains2.

A major Japanese conglomerate continues to undertake metallurgical test work to advance potential sales offtake and development financing, with a range of other commercial opportunities with Japanese companies for potential offtake/investment at the Titan Project also in progress.

IperionX has completed key long lead assessments for the Titan Project PFS and / or Feasibility Study, including metallurgical test work and permits. Titan Project technical studies (PFS and / or Feasibility Study) are anticipated to be advanced and completed following the culmination of the below activities, which may conclude in late 2024:

2  Financial Times, July 2, 2024 - How a London fund with a thorny history in Russia won global influence

•	Completion of Green RutileTM pilot process design studies, for full integration into the final Titan Project PFS and / or Feasibility Study

•
Potential U.S. Government funding opportunities, including a recently submitted application to co-fund the Titan Project PFS and / or Feasibility Study, and co-fund the scale-up of IperionX’s mineral enrichment technologies and the Virginia Titanium Manufacturing Campus

•	Potential funding and product offtake options from strategic investors that are moving towards advanced stages of negotiations

IperionX’s patented low-carbon “Green RutileTM” mineral enrichment technology advanced during the quarter and has been successfully proven at a bench scale, with pilot scale production design now underway for completion in 2024.

IPERIONX CORPORATE ACTIVITIES

Completion of A$50 million placement

IperionX completed a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50 million (~US$33 million) before costs.

Proceeds from the placement will be used to scale titanium manufacturing capacity at IperionX’s operations in Virginia, including new equipment at the Advanced Manufacturing Center, final design and engineering studies to increase titanium production capacity to ~2,000 metric tons per annum at the Titanium Production Facility, and for general working capital and corporate purposes.

Executive Chairman of IperionX, Mr. Todd Hannigan, subscribed for 3.2 million shares to raise A$6.1 million (~US$4.1 million), and Non-Executive Director, Ms. Lorraine Martin, subscribed for 0.2 million shares to raise A$0.3 million (~US$0.2 million).

Balance sheet

Pro-forma cash of US$37.9 million, including June 30, 2024 cash of US$33.2 million plus ~US$4.7 million from the second tranche of the placement, received after quarter’s end.

During the quarter, IperionX received US$0.9 million from the US$12.7 million DPA Title III funding award to fund the first phase development of the Virginia Titanium Production Facility. A total of US$4.7 million has been received to June 30, 2024, with US$8.0 million remaining available to be drawn upon from the DPA Title III funding award.

U.S. government funding opportunities

The U.S. government has requested information and proposals for providing additional government funding to re-shoring a secure, low-cost and sustainable domestic titanium supply chain. These opportunities are also focused on titanium supply chains that utilize both scrap titanium and U.S. titanium minerals as feedstocks.  IperionX is well placed to qualify for these additional U.S. government funding opportunities to scale domestic titanium production and manufacturing capacity.

A select list of U.S. government funding opportunities is shown below:

Agency	Program	Total program funding available (2024-2025)[3]
U.S. Department of Defense	IBAS – Casting & Forgings Infrastructure Investments	~US$80m
U.S. Department of Defense	DPA – Ukraine Supplemental Bill Funding for Strategic and Critical Materials	US$140m remains, as of March 2024
U.S. Department of Defense	DPA Title III – Casting & Forgings Initiative	~US$80m
U.S. Department of Defense	SBIR Phase III	Up to US$50-100M in funding
U.S. Department of Energy	48C Tax Credit Round 2	Up to 30% of qualified investment

Table 1: U.S. government funding opportunities

IperionX also continues to progress its US$11.5m equipment finance application with EXIM Bank.

3 Estimates of total funds available under each program based upon Department of Defense FY25 budget request materials released in March 2024, and other U.S. government guidance. IperionX’s potential access to these funding programs is subject to successful application, award and contract under each program.

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. As of June 30, 2024, the Titan Project comprised approximately 11,054 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights. During the quarter, IperionX relinquished approximately 8 acres subject to option agreements.

Mining properties – Milford Project

As of June 30, 2024, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Assaying	19
Land consultants	5
Metallurgical test work	7
Community relations	21
Data and imagery	13
Field supplies, equipment rental, vehicles, travel and other	27
Total as reported in Appendix 5B	92

During the quarter, IperionX made no payments in relation to mining development or production activities.

Related party payments

During the quarter, IperionX made payments of US$306,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

ABOUT IPERIONX

IperionX aims to be the leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.A.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	June 30, 2024

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	9	81
1.2	Payments for
	(a) exploration & evaluation	(94)	(532)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(2,364)	(9,274)
	(e) administration and corporate costs	(722)	(3,552)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	206	550
1.5	Interest and other costs of finance paid	(32)	(110)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) business development	(116)	(875)
	(b) research & development	(1,121)	(4,395)
1.9	Net cash from / (used in) operating activities	(4,234)	(18,107)

2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) tenements	(145)	(3,051)
	(c) property, plant and equipment	(3,406)	(6,475)
	(d) exploration & evaluation	-	-
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
2.2	Proceeds from the disposal of:	-	-
(a) entities
	(b) tenements	-	-
	(c) property, plant and equipment(1)	-	2,040
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(3,551)	(7,486)
(1)
Relates to ‘deemed’ disposal of assets to transfer title to the U.S. government. Title to all assets purchased by IperionX with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to IperionX subject to certain conditions.

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	29,326	46,415
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	784	2,633
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(962)	(1,382)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material) (a) principal portion of lease liabilities	(97)	(339)
3.10	Net cash from / (used in) financing activities	29,051	47,327

ASX Listing Rules Appendix 5B (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (12 months) USD$’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	12,055	11,938
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,234)	(18,107)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,551)	(7,486)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	29,051	47,327
4.5	Effect of movement in exchange rates on cash held	(167)	(518)
4.6	Cash and cash equivalents at end of period	33,154	33,154

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	28,341	10,032
5.2	Call deposits	4,813	2,023
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	33,154	12,055

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	(306)
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,234)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(4,234)
8.4	Cash and cash equivalents at quarter end (item 4.6)	33,154
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	33,154
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	8

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.     Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Not applicable.
  Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.
ASX Listing Rules Appendix 5B (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	July 25, 2024

Authorized by:	Chief Financial Officer

(Name of body or officer authorizing release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms